SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 08/19

Commercial Start-up of UHE Colíder

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that, on March 9, 2019, the first generating unit of Usina Hidrelétrica Colíder (UG1, with 100 MW in installed capacity), began its commercial operations, pursuant to Aneel Dispatch 673/2019.

The commissioning trials of UG1 and its final reliability tests were successfully completed and the unit achieved, on March 2, 2019, the regulatory requirement of 96 uninterrupted hours of power generation, enabling it to comly with the Requirements and Procedures for Interim Networks (Declaração de Atendimento aos Requisitos dos Procedimentos de Rede Provisória - DAPR-P), issued by the National Electric System Operator (ONS).

Located on the Teles Pires river, on the border of the Nova Canaã do Norte and Itaúba municipalities, in the northern region of the state of Mato Grosso, Colíder HPP is comprised by three machines with a total installed capacity of 300 MW and a physical guarantee of 178.1 MW to serve approximately 1 million inhabitants. The works at its other two generating are in accelerated pace, in which UG2 has entered its water commissioning phase and UG3 is currently in its electromechanical assembly phase.

The Colíder HPP project had its financial support approved by BNDES, in the amount of R$ 1,041.2 million (approximately 44% of total capex), of which R$ 1,005.1 million were released until September 30, 2018.

The commercial start-up of the Colíder Hydroelectric Power Plant is a milestone in the Company's history, which means it is taking yet another step towards the end of a robust investment phase in clean energy generation, taking COPEL to new levels of installed capacity and operating income generation.

According to information made available by the Company in its press releases, the start-up of the UHE Colíder, UHE Baixo Iguaçu and the Cutia Wind Complex projects, may generate, on an annual basis, additional operating revenues of approximately R$ 450 million.

Curitiba, March 11, 2019.

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 11, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.